NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

July 19, 2011

NYSE Amex LLC (the “Exchange”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

New Dragon Asia Corporation

Common Stock, $0.0001 Par Value

         Commission File Number - 001-15046

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 301 of the NYSE AMEX Company Guide (“Company Guide “) which states a listed company is not permitted to issue, or to authorize its transfer agent or registrar to issue or register, additional securities of a listed class until it has filed an application for the listing of such additional securities and received notification from the Exchange that the securities have been approved for listing.

(b)

Section 1003(f)(iii) of the Company Guide which states the Exchange will normally consider suspending dealings in, or remove from the list, a security if the issuer or its management shall engage in operations which, in the opinion of the Exchange, are contrary to the public interest.

(c)

Section 1003(f)(v) of the Company Guide which states the Exchange will normally consider suspending dealings in, or remove from the list, a security trading at a price not suitable for auction market trading.

2.

The Class A Common Stock (the “Common Stock”) of New Dragon Asia Corp.  (the "Company" or “New Dragon Asia”) does not qualify for continued listing due to the following:

(a)

The Company is subject to delisting pursuant to Section 301 of the Company Guide which does not permit a listed Company to issue, or to authorize its transfer agent or registrar to issue or register, additional securities of a listed class until it has filed an application for the listing of such additional securities and received notification from the Exchange that the securities have been approved for listing. The Company failed to provide an additional listing application in relation to all issued shares of Common Stock that have not been previously authorized by the Exchange.

(b)

The Company is subject to delisting pursuant to Section 1003(f)(iii) of the Company Guide in that the Company or its management has engaged in operations, which, in the opinion of Staff, are contrary to the public interest. New Dragon Asia issued approximately 119.5 million shares of Common Stock, which is 19.5 million shares (the “Excess Shares”) in excess of the 100 million shares of Common Stock authorized for issuance under the Company’s certificate of incorporation. The Excess Shares are void under Florida law. The Company was unable to obtain shareholder approval authorizing an increase in the Company’s authorized Common Stock under its certificate of incorporation.

(c)

The Company is subject to delisting pursuant to Section 1003(f)(v) of the Company Guide in that the Company’s Common Stock has not closed above $0.10 per share since May 2010 and the Company was unable to effect a reverse stock split of its Common Stock to cure its low selling price by April 4, 2011.

3.

In reviewing the eligibility of the Company's Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On October 5, 2010, the Exchange notified New Dragon Asia that the Exchange was concerned that as a result of the Company’s low selling price1, its Common Stock may not be suitable for auction market trading. As a result, the Company had become subject to the procedures and requirements of Section 1009 of the Company Guide. The Exchange advised the Company that its continued listing was predicated on it effecting a reverse stock split of its Common Stock by no later than April 4, 2011.

(b)

On January 21, 2011, the Exchange notified New Dragon Asia that it had become aware that the Company had issued approximately 19.5 million shares of Common Stock in excess of the 100 million shares of Common Stock authorized for issuance under the Company’s certificate of incorporation and such shares were void under Florida law. The Exchange requested the Company provide an additional listing application for all shares of its Common Stock that were outstanding which had not been approved for listing by the Exchange. The Exchange also requested an opinion stating that all the Company’s outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

(c)

On February 4, 2011, the Exchange notified New Dragon Asia that it was subject to immediate delisting proceeding based on its failure to comply with Sections 301, 1003(f)(iii) and (v) of the Company Guide. The Exchange’s letter also informed the Company of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (a “Panel”) within seven days of the Staff Determination, or by February 14,  2011.

(d)

On February 14, 2011, the Company requested pursuant to Sections 1203 and 1009(d) of the Company Guide, an oral hearing to appeal the Staff Determination. A hearing before a Panel was scheduled for April 5, 2011.

(e)

On April 5, 2011, a hearing, at which the Company’s representatives were present, was conducted before the Panel. At the hearing, New Dragon Asia did not dispute the facts of its non-compliance and claimed it has been unable to hold an annual meeting where its shareholders could approve resolutions sufficient to cure its non-compliance with Sections 301, 1003(f)(iii) and (v) of the Company Guide. The Company requested for the Panel to grant the Company an extension of time within which to cure its non-compliance.

(f)

By letter dated April 6, 2011, the Panel notified the Company of its decision to grant the Company an extension until May 27, 2011 to regain compliance.

(g)

By letter dated June 2, 2011, the Exchange notified the Panel and New Dragon Asia that it had concluded that the Company had not regained compliance with the Exchange’s continued listing standards. Specifically the Company did not obtain shareholder approval to increase the number of authorized shares of Common Stock under its certificate of incorporation for the Excess Shares void under Florida law. As a result,  the Company was unable to provide a legal opinion stating that all the Company’s outstanding shares of Common Stock were duly authorized, validly issued, fully paid and non-assessable. The Company was unable to provide an additional listing application for all the shares of Common Stock outstanding which had not been approved for listing by the Exchange and unable to effect a reverse stock split to cure its low selling price. The Exchange advised the Company it would suspend trading in the Company’s Common Stock as soon as practicable.

(h)

By letter dated June 17, 2011, the NYSE Euronext Office of General Counsel as Counsel to the Committee on Securities (“Committee on Securities”) notified the Exchange that New Dragon Asia requested pursuant to Section 1205 of the Company Guide a hearing to appeal the April 6, 2011 decision of the Panel. A hearing before the Committee on Securities was scheduled for August 3, 2011.

(i)

By letter dated July 7, 2011, New Dragon Asia notified the Committee on Securities of its decision to withdraw its appeal to the Committee on Securities.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s Common Stock from listing and/or registration by issuing a press release and posting notice on www.nyse.com. Further, a copy of this application has been forwarded to Ms. Li Xia Wang, Chief Executive Officer, of New Dragon Asia Corporation.

Janice O’Neill

Senior Vice President – Corporate Compliance
NYSE Amex LLC

Footnotes

1 As of October 4, 2010, the closing price of the Company’s Common Stock was $0.05 per share.